December 21, 2018

Christina M. Ibrahim
Executive Vice President, General Counsel, Chief Compliance Officer Weatherford International plc, for Weatherford International, LLC
2000 St. James Place
Houston, TX 77056

       Re: Weatherford International, LLC
           Registration Statement on Form S-4
           Filed December 14, 2018
           File No. 333-228815

Dear Ms. Ibrahim:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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